Exhibit 99


Exhibit 99 - Year 2000 Compliance Discussion from Form 10 Filing

Year 2000 Compliance

The following discussion of the Year 2000 issue contains numerous "forward looking statements." See "Forward-Looking Statements and Other Safe Harbor Applications," below, for a discussion of factors to be considered in reading forward-looking statements.

Year 2000 (or "Y2K") Compliance relates to the possibility that certain computers, hardware or software, may not perform properly because of the inability to read dates after December 31, 1999. This discussion includes consequences of this failure as it relates to the Company, not just from our internal computer systems, but also from our suppliers and vendors. It is conceivable that computer system failures could temporarily disrupt our ability to (i) obtain financing and financing information for our customers, (ii) maintain a current inventory with appropriate floorplan financing, (iii) process accounting transactions, including payroll, and other normal business activities.

The Company's State of Readiness
--------------------------------

The Company has identified three information technology (IT) and non-IT areas for which Y2K compliance is critical to normal and routine operations. These areas are: (1) commercial software (including accounting and financial systems) used in the corporate and sales offices, (2) computer hardware within the Company, and (3) facilities-related applications and processes, such as telecommunications and equipment with embedded chips.

The Company has no software in use at this time that is not "off-the-shelf" software. We have contacted each of our third party suppliers and the manufacturers of these programs, and have installed any updates required to be compliant with Y2K readiness. We have received assurances from these third parties that we are as fully prepared as possible in this area.

Due to the recent expansion that has occurred in the Company, we do not own any computer hardware that is more than two years old. We hired a computer consultant to come in and evaluate all of our equipment with Y2K in mind, and have received assurances that we are fully prepared in this area, also.

The expansion that we have experienced has also helped us in the area of telecommunications equipment and other embedded software, non-IT problems. The corporate office moved to a new location in April 1999. At that time, all new phone systems and wiring were installed. All of these systems come with Y2K compliant warranties. The majority of our sales locations have also obtained new phone systems and lines within the last two years, either because they are new locations or because our business has grown to a level that new equipment became necessary. Our computer consultants have assured us that all of this equipment should operate smoothly through the new year.

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The biggest concern for the Company relates to the Y2K readiness of our vendors and suppliers. We have addressed this in each of the following three areas: (1) Manufacturers, (2) Floorplan Lenders and (3) Retail Finance Companies. The homes that we carry in inventory come from six manufacturing companies; however, we purchase a significant amount of our inventory from two of these, General Housing and Pioneer Homes. We have contacted both of these companies and they have assured us of their readiness with regard to Y2K issues. Our three main floorplan lenders, Bombardier Capital, Deutsche Financial Services and Transamerica Distribution Finance are all public companies, and have addressed Y2K concerns in their annual reports to the SEC. Our main retail finance company, GreenPoint Credit, is also a public company with the same reporting requirements to the SEC. These public disclosures do not reveal any potential material Year 2000 problems. In addition to relying on their SEC filings for information about Y2K concerns, we have also written to each of the above named companies and received replies that they do not anticipate any significant problems in their financing of the Company and its customers as a results of Y2K potential failures. On this basis, the Company believes that it is in a good state of readiness so far as Y2K compliance is concerned.

Cost of the Year 2000 Program
-----------------------------

Since the majority of our Y2K compliance was done in conjunction with our expansion, the Company has not recognized any additional cost on our books that relates to Y2K compliance. We also do not anticipate any additional costs, over and above our normal operating costs, related to this problem. It is possible, since we have relied on new equipment and computer hardware manufacturer's assurances, that we could have to purchase replacement equipment in the event of a failure. We have not accrued any of these potential costs, and do not have any way of predicting what they may be. We do not, however, anticipate that there will be costs that are significantly outside the range of normal operations. Any equipment purchased would be capitalized and depreciated over the usual life expected.

Risks of the Company's Year 2000 Issues
---------------------------------------

The failure to identify and correct a Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. The Company does not expect such failures to have an adverse effect on its results of operations or financial condition. However, because of the general uncertainty about Year 2000 readiness throughout the world economy, which results in uncertainties regarding the readiness of the Company's vendors, contractor and clients, the Company is currently unable to determine whether Year 2000 problems may have a materially adverse effect on its results of operations or financial condition.

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Worst Case Scenario
-------------------

It is not possible for the Company to describe a reasonably likely "worst case scenario" at this time without making numerous assumptions. The Company presently believes that a most likely scenario would be the failure of our retail finance companies to continue to finance loans for our customers. This would slow down the cash flow within the Company and is the event most likely to cause us harm. We understand that we could be required to change some vendors, rearrange some work plans or perhaps interrupt some sales activities. Assuming this is correct, the Company does not believe that such circumstances would have a materially adverse effect on its operations, even if it is necessary to incur additional costs to correct unanticipated compliance failures.

The Company's Contingency Plans
-------------------------------

The Company has developed relationships with twelve retail finance companies to help assure that our worst case scenario does not have an impact on us. Also, in the event that one or more of our manufacturers has problems, we have other companies that we can turn to for inventory. We also are in the process of developing relationships with another floorplan lending source for the same reason. We maintain a three month inventory at all times, making the impact of a loss of manufacturers much less. The Company feels that with any other suppliers and contractors that may have problems related to Y2K, we would be in a position to rearrange some work plans or otherwise replace the products required with comparable products. However, there can be no assurance that these assumptions or estimates will have been correctly made, or that the Company will have anticipated all relevant factors, or that there will not be delays or increased costs associated with the Company's implementation of final Y2K preparations as the end of 1999 draws nearer. Specific factors that might cause the actual outcome to differ from the projected outcome include, without limitation, the continued availability of personnel and consultants trained in the computer programming skills necessary for remediation of Year 2000 problems, the ability to locate and correct all relevant computer codes and embedded software, timely responses by third parties, including suppliers, contractors and customers, and the ability to implement interfaces between new systems and systems not being replaced.